Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 20, 2023

Ms. Yoon Choo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-274922
Patient Opportunity Trust

Dear Ms. Choo:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on December 13, 2023, with respect to the Trust’s registration statement on Form N-14, which was filed on October 10, 2023 in connection with the upcoming reorganization of Patient Opportunity Trust, an existing series of Trust for Advised Portfolios (the “Target Fund”) into an identically named series of the Trust (the “Acquiring Fund”) (the “Reorganization”). The Acquiring Fund is being registered as new shell series of the Trust in order to serve as the surviving fund in the Reorganization and will not commence a public offering until the completion of the Reorganization.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
The Trust undertakes has made the revisions presented in this correspondence in the definitive form of the N-14 to filed pursuant to Rule 497(c) under the Securities Act of 1933.
Comment 1. Please delete the statement “NO ACTION IS REQUIRED” from the top of the shareholder letter, as a shareholder may decide to take action to redeem shares if they do not want to take part in the reorganization.
Response: The requested revision has been made.
Comment 2. Please note the Fund may elect to incorporate the Acquiring Fund’s effective Prospectus and SAI.
Response: The N-14 has been revised to incorporate the Acquiring Fund’s Prospectus and SAI filed on and effective as of December 18, 2023 by reference.
Comment 3. Please revise the Fees and Expenses of the Fund table to indicate that there is no deferred sales charge on Class C purchases of $1 million or more, and footnote to indicate that there will be a 1.00% CDSC on purchases of $1 million or more if redeemed within 18 months of such purchase.
Response: The requested revision has been made.
Comment 4. Please include disclosure in the narrative following the Average Annual Total Returns table to indicate that returns for classes other than Class A shares may vary.

Response: The requested revision has been made.
Comment 5. Please update the Capitalization table to provide data as of a date within 30 days of the N-14 filing.
Response: The requested revision has been made.
Comment 6. If the SAI for the Acquiring Fund is not incorporated by reference, please revise the Financial Statements disclosure in the SAI to the N-14 to incorporate the semi-annual report dated June 30, 2023 by reference, and add a reference to the semi-annual report in the last sentence of the first paragraph in the same disclosure.
Response: The SAI for the Acquiring Fund has been incorporated by reference. As such, the applicable disclosure has been removed from the N-14.

If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios